Exhibit 1

Oi S.A. — In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Nomination of members for the Board of Directors

Oi S.A. – In Judicial Reorganization (“Company”) informs its shareholders and the market in general that, pursuant to Article 150 of Law No. 6,404/1976, the Company’s Board of Directors, in a meeting held on today’s date, unanimously nominated Messrs. Marcos Duarte Santos and Ricardo Reisen de Pinho to fill the vacancies of members of the Board of Directors for the remainder of their respective terms until the 2018 Ordinary General Shareholders’ Meeting. Both are considered to be Independent Members under the terms of Novo Mercado Listing Regulation adopted by the Company’s Bylaws.

Mr. Marcos Duarte holds a bachelor’s degree in production engineering from the Universidade Federal do Rio de Janeiro and has vast experience in the financial and capital markets, having worked at Banco Icatu, Bankers Trust Company, CSFB–Garantia e Polo Gestão. He also held positions on the fiscal councils of various companies in the telecommunications sector, including Tim Nordeste, Tim Sul and Oi, where, since 2010, he has held a position on the Board of Directors of Casa and Vídeo.

Mr. Ricardo Reisen holds a bachelor’s degree in mechanical engineering and a master’s degree in finance from Pontifícia Universidade Católica do Rio de Janeiro. He has 30 years of experience in financial services and corporate governance, making relevant contributions to leading companies in various segments, including Banco Garantia, Banco Itaú and Cerbero Ltd. He is a Certified Advisor by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa–IBGC) and a current member of the Advisory Board of Editora do Brasil and of the Boards of Directors of Light S/A, Brasil Insurance and Brado Logística, the latter in which he also serves as a member of the Finance, Compensation, Auditing and Compliance Committee.

Rio de Janeiro, August 12, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer